EXHIBIT (c)(xv)

Queensland Treasury Corporation’s 2009-10 Indicative Borrowing Program Update

Exhibit (c)(xv)
MEDIA RELEASE Embargo: 8:30am AEST 17 June 2009

QTC announces Indicative Borrowing Program for 2009–10

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and corporate treasury services provider, estimates that its funding requirement for the financial year 2009–10 will be $22.5 billion. This comprises $11 billion to refinance maturing debt and $11.5 billion of new borrowings to fund Queensland’s capital works and asset procurement requirements (see attachment for further detail).

This program has been based on the State Budget and accordingly does not take into account the impact of the Government’s proposed asset sales. Capital expenditure in the State this year, including local authorities, is expected to be more than $20.7 billion.

It is expected that approximately 55% ($12.4 billion) of QTC’s 2009–10 borrowing program will be funded through the issuance of Australian dollar (A$) denominated benchmark bonds, with the balance funded through commercial paper (CP) and medium-term note (MTN) issuance.

The Honourable Andrew Fraser MP, Treasurer and Minister for Employment and Economic Development, announced yesterday that it is Queensland’s intention to:

•	Take up the Commonwealth Government’s offer of a guarantee on all existing QTC A$ denominated benchmark bond lines with a maturity date of between 12 months and 180 months (15 years), and

•	Take up the guarantee on select QTC A$ benchmark bond lines to be issued in the future, while reserving the right to issue non-guaranteed bond lines.

The Treasurer said the Commonwealth’s guarantee will provide the State with increased flexibility in achieving its funding objectives in a market environment that has been seriously impaired as a result of the global economic and financial crises.

Review of 2008–09 funding activity

As a result of investor demand, debt raisings for the 2008–09 year are expected to exceed the Economic and Fiscal Update (EFU) review estimate of $17.5 billion released in February, by approximately $3.4 billion. This additional funding will be utilised in meeting customer borrowing requirements for the 2009-10 year.

Borrowings were sourced through the following facilities:

•	A$ bonds:	$15 billion

•	MTNs:	$1 billion

•	CP:	$5 billion

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 · FAX 07 3221 4122

www.qtc.com.au

Solid domestic and foreign investor demand for QTC’s A$ benchmark bond lines continued during the year as investors sought high credit quality assets in an uncertain global market environment. Demand for QTC’s commercial paper was also strong.

Issuance activity for the 2008–09 year included:

•	Refinancing the maturity of the QTC 14 July 2009 A$ benchmark bond ($5.7 billion outstanding as at 30 June 2008).

•	Raising more than A$1 billion under the MTN programs, issuing in NZD, JPY and USD.

•	Further issuance in the 2.75%, 20 August 2030 A$ Capital Indexed Bond taking total issuance in that line to $663 million.

•	Further issuance in the March 2033 A$ preferred bond line, taking outstandings to $607 million.

•	Increasing CP outstandings by approximately A$4 billion.

•	Switching of approximately $6.8 billion of A$ Global bonds into A$ Domestic benchmark bonds.

It is estimated that the change in outstandings for QTC’s funding facilities over the full 2008-09 financial year will be as follows:

Funding facility	30 June 2008 A$M	30 June 2009 (est.) A$M	Change (est.) A$M
Domestic benchmark bond	26,275	46,658	20,383

Global benchmark bond	14,380	7,606	(6,774)

Capital indexed bond**	583	734	151

Domestic non-benchmark bond	595	604	9

Medium-term note (MTN)	418	1,459	1,041

Commercial paper	1,452	4,947	3,495

Total	43,703	62,008	18,305

**	includes capital indexation

Next review of QTC’s borrowing requirements

The mid-year update of QTC’s borrowing requirement for 2009–10 is scheduled for release in January 2010.

Note: This announcement does not constitute an offer of any securities for sale.

ENDS

For further enquiries, please contact:

Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4789

Mike Gibson, Senior Portfolio Manager, Funding Ph: +61 7 3842 4775

QTC Media Release attachment (17 June 2009)

QTC Indicative Borrowing Program for 2009–10 financial year

Borrowing details	2009–10 A$M	2008–09 (revised*) A$M
Refinancing of maturing debt:

A$ benchmark bonds	13,477	0

A$ non-benchmark bonds	56	69

Medium-term notes (MTNs)	487	0

Commercial paper[1]	4,656	1,457

Total maturing debt	18,676	1,526

Adjustments:

Prefunding of benchmark bond maturities	(7,060)	5,741

Principal repayments from QTC customers	(600)	(600)
Total refinancing	11,016	6,667

New borrowing:

Capital works and asset procurement	14,924	14,509

Funding in advance of customer borrowings	(3,400)	(3,700)

Total new borrowing	11,524	10,809

TOTAL BORROWING PROGRAM[2]	22,540	17,476

The 2009-10 borrowing estimate is expected to be funded as follows:

	Expected raisings 2009–10		High A$M
Funding source	Range %	Low A$M
Term raisings:

A$ bonds[3]	50–60	11,270	13,520

MTNs & other currency loans	10–20	2,250	4,510
Commercial paper raisings:

TNotes, ECP, USCP	25–35	5,630	7,890

1.	Estimated commercial paper outstanding as at 30 June.
2.	Funding activity may vary depending upon actual customer requirements, the State’s fiscal position and financial market conditions.
3.	Includes A$ domestic and global benchmark bonds, capital indexed bonds and other term issuance.
*	Based on the State Budget 2008-09 Economic and Fiscal Update released on 20 February 2009.